Filed by EigenQ Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Silicon Valley Acquisition Corp.

(Commission File No. 001-43030)

The following is a transcript of the September 11, 2026 The SPACInsider Podcast interview between Dr. José Rosas-Bustos, Chief Executive Officer of EigenQ, Inc. (“EigenQ”), Dan Nash, CEO and Chairman of Silicon Valley Acquisition Corp. (“SVAQ”) and Nicolas (Nick) Clayton, SPACInsider’s host, in which the proposed business combination by and between SVAQ and EigenQ is discussed.

Nick Clayton: Hello and welcome to another SPAC insider podcast, where you bring an independent eye in interviewing the targets of SPAC transactions and other SPAC partners. As quantum computers advance the speed and complexity of computing, cybersecurity countermeasures will need to keep up. EigenQ is developing defensive quantum server hardware to do just that.

I’m Nick Clayton, and this week I speak with Doctor José Rosas Bustos, CEO of EigenQ, and Dan Nash, CEO and Chairman of Silicon Valley Acquisition Corp. The two announced a $3 billion business combination in June.

José explains how EigenQ has positioned itself to take advantage of the acute, short term need to protect sensitive server infrastructure from potential quantum powered hacking threats, and how it has integrated its products with strategic partners to accelerate deployments.

Dan gets into why EigenQ has the potential for a unique financial trajectory in the quantum technology space, and how it stacks up against a comps universe that is increasingly populated by high performing quantum SPACs.

Take a listen.

Nick Clayton: So José, just to set the table for this discussion? What is the landscape like right now for the types of quantum powered cybersecurity hardware that EigenQ provides?

Dr. José: The market is actually very, very broad. When we talk about quantum resistant technologies, I think it’s about the time frame. But all valuable data eventually will have to be upgraded to become quantum resistant. So in that sense you have categories like compute, and inside of the compute you will have storage switching and the like. So, it’s a very, very broad category.

Nick Clayton: And Dan, you know, just given how big this market is, what was the thing that first attracted the Silicon Valley Acquisition Corp team to the way that EigenQ is tackling this problem?

Dan Nash: Well, I think there were a couple things here. We looked at a lot of companies, I think over 50 in the first quarter, and this was a company that checked a number of boxes, including the market, the product technology, their go to market, the economic model and the team. I mean, we saw this has, you know, three massive secular trends between cybersecurity data centers and AI quantum. EigenQ has a very differentiated technology and a very commercially focused team. And their design secures the infrastructure that already exists, for customers, not something that needs to be, necessarily replaced.

The other thing we really liked about the company was we didn’t have to pick a winner between all the quantum hardware players. I’ve seen a lot in EigenQ in the last couple of years. There’s a lot of great companies out there. But what they’re doing is really providing a security layer. And whoever wins this kind of quantum battle, it’s impacting these massive markets that I mentioned. And we believe EigenQ is really well positioned for that with some great commercial partners.

Nick Clayton: Right. And so let’s talk about your products. Could you just walk us through some of the hardware models you’ve developed and, and what are sort of their best use cases.

Dr. José: So in terms of the quantum resistant technology, I will say we have three big pockets. You have the current infrastructure that is in the hands of the customer that is already deployed. You have the ones that are about to be in the market. this year and next year. And then you have the ones that, for example, are going to be in the market in the next three years and after.

So, when you have time, let’s say you have five years to modify your platform. Actually you can do a lot. You can harden it. And if you have a long term, period to harden, hardening your platform is a totally different problem when you are facing an issue that you need to be compliant as early as of January 2027. The problem that we are solving and the first product that we put it in the market, is to fill in the gap for some OEM providers that actually want to offer a compliant offering to their customers, but are not in a position to modify the platform fast enough.

So the products that we put on in the market, like our PCA modules, or M.2 modules, are designed to be integrated in platforms that will not have these capabilities, natively. Nevertheless, they have to be retrofitted.

Nick Clayton: Great. And so you mentioned that January 2027 time frame. I believe you’re referring to the NSA mandate for, swapping out some of their hardware and, and really phasing out some of their existing stuff by 2030. Could you explain, kind of that big change for them and how EigenQ could fit into it?

Dr. José: Yeah. So this is a been an interesting journey. The quantum threat has been predicted to be like in 2050. When we started in 2017, they were talking about 2050, then 2040, 2035, 2030. And it’s almost like at the time it was in, in this spectrum of when we believe that this is going to be real.

And nowadays there is still uncertainty about when quantum computing is going to become relevant, but now you have to be compliant nevertheless. In some cases, the compliance mandates start as soon as January 2027. One of those, compliance frameworks is the CNSA 2.0. And what that’s implies that in some cases, you will have to buy devices that already have the quantum resistant technologies integrated by the manufacturer, which is, a very smart thing to do. Every time that you want to do, a retrofit in devices that are already deployed is going to be more costly than just buying something that the manufacturer that you trust is certifying that already have these capabilities.

Nick Clayton: Great. And so, terms of the I guess the longer threat of that when looking at procurement for some of these government agencies that are required to begin doing all of this, like what does it look like in terms of, notches along the way and that that timeline?

Dr. José: And so actually globally, there are several governments that have, nowadays implemented different timelines of these. The difference might be within 1 or 2 years in the time frame.

But if you picture, in general, a national security defense and intelligence, almost everything that is critical will have to have some quantum resistant capability by the end of 2030.

So it’s a very, very short period of time that is starting in 2027 to basically upgrade the whole infrastructure. And we are talking about a switching road in compute and in devices, or edge devices, different kinds of autonomous vehicles, satellite communication. So it’s a really, really a widespread impact.

Nick Clayton: Yeah. And I mean, it sounds like you’re planning to really attack the market demand for the kind of critical infrastructure and defense government first. But, you know, obviously there’s plenty of other commercial industries where this is going to be important and relevant to them as well. What do you see as some of the other big opportunities out there? You know, kind of beyond the government and critical infrastructure sphere.

Dr. José: Yeah. So one aspect that is very interesting, for every CSO that works in adjacent industries or semi regulated industries, let’s say financial institutions, like critical infrastructure or pharmaceutical or health. Even though you may not have a compliance mandate nowadays, you always have the duty of care. And the duty of care means that if there is a solution in the market that makes you better against conventional attacks and against potential quantum attacks, if down the road you suffer one of those attacks and you have the budget and you have a solution in the market, the question is going to be why you didn’t implement those solutions?

If you have the duty of care to protect your clients, why you didn’t implement the best solution that was available. And did you at least evaluate the solutions, or not? So this is very interesting from the insurance perspective. And this has happened before with other kind of technologies. So the industries that are not regulated nevertheless we believe that they will have to at least to evaluate these technologies in the roadmap very, very soon.

Nick Clayton: Interesting. And I see you’ve already inked some partnerships with OEMs and distribution partners. Can you get a bit into those, who you’re working with and how they might speed up your route to market with these?

Dr. José: Yeah. So, I think in terms of partnership and collaborations, we have divided them in in three main categories. We have the actors in the processing vertical, like Intel, AMD, NVIDIA, ARM and the like. Then we have the OEM partners that basically are people that build these devices using the compute that we described it before. And in that category you’ll have HP, Dell, Cisco, Supermicro and others. And then we have another category that is basically the major contractors or contractors that are dealing with national security, defense and intelligence and other industries. And in that category, you have actors Lockheed Martin, Booz Allen and many, many other value-added resellers. So, we are very concentrated at this point in the compute infrastructure and we are already getting traction by engaging with the major actors in that category.

One relationship that we already have disclosed to the public is the relationship that we have with here with Hewlett Packard Enterprise. In June 17th, we made an announcement where we are the hardening along with them the, the HPE reliant server based on the Intel Xeon platform that becomes nowadays the one of the first servers that have quantum resistant capabilities that is, is coming by this partnership between HPE and EigenQ. That is available at enterprise level for commercial use.

But in addition to that particular partnership, we have ongoing conversations with many other relevant actors in those three categories.

Nick Clayton: Right. And looking at your investor presentation, it looks like you plan to generate your revenue in a model that uses both fixed license fees and also a unit-based royalty, and you get into a bit of how that would work and how much recurring revenue that would set up for you in the future, as you’re getting deployments?

Dr. José: Yeah. So in that sense, our solution is, full stack solution which involves a hardware component and a software component. In these kind of deals, you tend to include a software license in the first part of the project that will cover 1 or 2 years of the initial purchase. So then after that, let’s say, in the third year, there is a recurring component that comes from the renewal of the software component of the project. The lifetime of these devices is usually between 8 to 15 years.

So, we expect we will have a buildup on the recurring component that will be coming along with the sales.

The percentage of total revenues the software component may represent is a very interesting question because at the end, from the accounting perspective, the software piece becomes its own category. So, the percentage of the total sales, it’s a little bit misleading because you have the buildup, which is novel relative to the previous years.

Nick Clayton: And so, you know, as given the big market opportunity, it would seem that EigenQ has, some big short-term capital needs. Why did your company decide that going public was the best option for this? And why ultimately, through a SPAC?

Dr. José: You know, I became the CEO of the company in October 1st, 2025. At that point, the company was having a valuation of around 300 million. And then we had to make some decisions about how to move forward.

This company has a very particular organization in that sense that, the founders were not looking for an early exit, but they were looking to have the ability, to position the company to execute the plan. And, and the public exposure actually became very clear. That was a component, to actually to get the brand known. At the same time that will accomplish another objective that was to raise enough capital, to deploy this solution to capture as much market share as soon as possible. So we started with an evaluation process, in the same month of October, that took us about six months to evaluate different kind of solutions.

So we evaluated everything that was in the market in the first months. We clearly identified that direct listing RTO and de SPAC will be, kind of like one of the things that, methodology that will be a fit for this kind of organization. And then after that, we started to, yes, to interview several different providers. We were playing with our own scorecards to try to understand which one will be a best fit. And actually, the de SPAC process, was the one that strike a very nice balance of speed, but also, certainty at the same time. You know, an RTO, could be faster, but it has several risk associated with the vehicle. And doing kind of like an RTO with a clean vehicle became kind of like not something that it was very, very attractive, but, I think what gravitates for management in order to choose these was more the team like, we found, really, really amazing, advisors and partners. And we feel confident that with them we would able to execute a successful transaction,

Dan Nash: One the company is actually uniquely capital efficient. They have partners in manufacturing. And if you look at their burn rate, is very minimal today. And look at their ability to monetize and commercialize in the near term. Their capital needs are much lighter, although there’s a massive opportunity here for them ahead in the near term. The flexibility of the capital raisings process of the SPAC was uniquely suited for them.

I think this ecosystem has had a lot of success in quantum with the SPACs, partially because they’re complex narratives and stories, and the SPAC marketing process is more flexible. So we’ve been excited to work for them. Part of their efficiency on the capital side is what got us incredibly excited here. We can be talking about, EBITDA multiples in 2028 and no one else in the ecosystem is down that path because they’re much longer term bets. So in this case, the uniqueness of this ecosystem, the trajectory, and their capital efficiency, we thought they were a really good fit for the SPAC process.

Dr. José: De-SPAC has, they have kind of like, you know, a huge good precedent in the quantum. You have kind of like, you know, at least, a handful of very successful companies that perform already after de-SPAC. For us, for management, is was very, very important to understand what was what would be the team that you work in order to do this process? I think I’d mentioned that before. But yeah, so this is a combination of, well, somehow for these stories, you know, for the story of the quantum, it seems that is working to do SPACS, to your question at some point. But the other component is that this need to be executed with the team that actually had the experience and the team that we are working with. This is top class.

Nick Clayton: And I wanted to ask, you didn’t do because that’s part of what makes us interesting. And in doing a deal in this space, around this time, just as a large portion of the quantum computing, the kind of pure quantum computing firms themselves went public via SPACs, now increasingly, a lot of little market digital infrastructure players are de SPACs, and have performed well. And so just as you were looking at the comps universe and thinking about the valuation question on this, like what were some of the benchmarks that you thought were sort of most, compelling, and kind of the important ones for investors to keep in mind as they look at the deal moving forward?

Dan Nash: Yeah, I mean, there’s a couple of components here. I mentioned earlier at a, at a high level. And what I’ve, we’ve been seeing in the market is we believe a lot of investors are looking at this as a category. And it’s very hard to pick a winner. And a lot of people are playing a portfolio game where they’re buying a bit of everything.

Similar to that, 20 plus years ago when the internet was hot and you just buy 20 a bucket of stocks, we do see some of that. And we do see, EigenQ is unique because whoever wins the quantum hardware battle, it’s going to be very disruptive. And there’s going to be a need for cybersecurity products that are embedded that are different than the software products that are in the market today. So at a high level, we thought that, as I mentioned before, the theme was very compelling.

We did a lot of work. I think when you look at valuation, there’s two things. One, do we believe the model can the company execute to their model? And then what’s the right underlying fundamental valuation for those assumptions? And how much do you have to discount the execution.

So on the first part, we did a lot of work talk to a lot of their partners. They have, a huge network of, resellers. And TD Synnex is a big partner there. And we talked to a number of people in the ecosystem who consistently gave feedback that they were or they are years ahead in terms of their go to market. Doctor José and Doctor Jesse, they had a vision nine years ago that quantum was coming. It was coming faster than people anticipated back then. It was a 2050 problem where people can even raise capital around quantum. And now that, trajectory has moved up to 2040, 2030. Now people are talking 2029, but without talking about when Q Day is they’re going to benefit here, they’re well positioned.

A lot of their partners think their model and their ability to execute their model is very achievable. If anything, very conservative. And there we think there’s tremendous upside because the number of those partners that the company mentioned aren’t even embedded in their forward assumptions. So, first of all, we do feel very comfortable with their forward assumptions in the next couple of years.

And then second, as I alluded to before, you look at where the quantum players are playing, the cyber players are value today, and you have to triangulate, amongst a number of different concepts. You look at their forward projections that are public and we’re talking about a very reasonable 2028 EBITDA multiple of 30 times. And you look at some of the quantum comparables, I mean, you talk they’re looking at 2028 revenue multiples in the 25 to 50 times. Right. So, we’re talking ten times revenue multiple. So, it’s a little hard to project. A lot of those quantum companies are valued off a thesis that’s, you know, 3 or 4 or 5 years out. And like I said, a bucket of stocks. But we think we have the best of both worlds because we think their vision as a quantum technology company has tremendous long-term upside. But for investors, these guys, when if quantum is a threat, which I think we know it is and they’re really well positioned and have very reasonable forward-looking assumptions across forward looking multiples, assuming they can execute, which we strongly believe they can.

Nick Clayton: Yeah. So I’m curious what your perspective is on that José as well. I mean, just it seems like EigenQ is a position to be, in this place where there is going to be a question about which is going to be the quantum computer that maybe wins, or maybe even the quantum computing model type that wins. But regardless, EigenQ could be, you know, a bet that it is going to be generalized to the rise of quantum as a whole.

Dr. José: Yes. And I think that is a very interesting, way to analyze, how the company actually is deploying resources and, how different is the go to market strategy. EigenQ is an applied quantum technology company. We are fascinated with quantum, photonics and the like, but nevertheless, our first product in cybersecurity and compliance will capture value. Nevertheless, who is the winner of the quantum race. And that is a very, very, very interesting approach that can help investors and analysts to compare the story of EigenQ in the next phases and the next products that we have.

Also, we are tackling, problems like for example, quantum artificial intelligence, quantum networking and quantum computing itself using an approach that is, very down to earth with very specific milestones. So, these companies strike the right balance of becoming dominant in a particular, vertical, while, at the same time providing access to innovation, and to a future when a decentralized quantum photonic capabilities actually can become very relevant.

Nick Clayton: And I feel like another interesting angle here as well as, you know, there’s been some certainty in the market in terms of, the software space in general in this kind of moving forward in this age, but also and just how big data centers are going to get that, EigenQ is sort of interesting as a, hardware player that is also playing into the data center space, and including existing data centers. It’s not just about how many more are we going to have, it’s going to be the ones that are already out there, you know. What do you think about hardware’s role in what we’re looking at in terms of this next stage of growth there are?

Dr. José: Well, yeah. So. this company has a, hardware component. And this is a very, very interesting, paradigm that, we’re tackling. There is more and more companies that are becoming aware that to become quantum resistant, you need to harden the whole, cybersecurity value chain, and basically, upgrading only a portion of your cybersecurity value chain might not be enough to actually, to become quantum resistant.

The way that EigenQ is deploying these solutions is, mixing quantum entropy with the conventional ciphers and quantum resistant ciphers, also known as post-quantum cryptography ciphers, and that create a unique combination that have the best chances to resist conventional attacks and quantum attacks. One of the main differences that we have as a company is that we are an embedded component. So we are integrating these solutions along with the OEMs in the platform before the customer is able to touch or experience the solution itself, so that creates an advantage. That is very unique because the customer doesn’t have to do anything else to use these new kinds of technologies and also create an immediate trust.

You are buying from a brand that you already know. You already have the support. The friction for you to use these new kind of technologies is very little. And we believe that that is going to play a huge role in the adoption, of these kind of technologies in the enterprises.

Dan Nash: Yeah. And then just to highlight that the thing we really appreciate here is that this work, I think, works within the existing infrastructure. It’s designed to work with what enterprises already have about CPUs, servers, networks and services. It’s hardware rooted security that sits below the operating system, reducing reliance on vulnerable software layers. And this is a broader platform. This is not just about one encryption product, but the opportunity spans compute, networking, device identity, entropy, random number generation, and ultimately a broader quantum secure infrastructure stack.

You know, mentioned before, Intel and HPE ecosystem. It’s extremely useful here. And as I mentioned, I mean, people are comfortable. They have embedded investment and a lot of CapEx involved here. And we’re you know, the company has done something that doesn’t change what they already have, a complement plug-in and play. You can retrofit what they already have or do, can provide new equipment on top and work seamlessly with what they already have. So, they’re not asking the data center to adapt to the new technology. They think EigenQ is really designed to plug in to what the data center ecosystem already exists.

Nick Clayton: Yeah. And your announcement materials also mentioned that you plan to, raise a PIPE for the transaction. I’m not sure how far into those discussions you’ve gotten, but I mean, I’d be curious to know if and how the engagement on that side has been going and what your senses of sort of the PIPE market at this the stage of the cycle.

Dan Nash: That process is going well. We’re having a lot of interesting conversations. A couple partners, we expect, you know, a mix of make sure the company is fully funded in the near term. Again, they’re very capital efficient. And then longer term, we’re balancing conversations. There’s a number of, great strategic partners that the company has both already announced and in discussions with. And we think we’re going to, look to have a, a PIPE that’s balanced between institutional investors and also strategic investors, to validate the story.

The nice thing here, as I mentioned, is there’s not a huge need for an excessive amount of capital. We’re not building a big hardware science experiment over the next five, ten years. That’s going to be hard to profit from in the near term. The company is going to be cash flow positive in the mid to near term, and it’s very efficient. So, we have some flexibility in the type of capital we raised. And we have some interest from very interesting strategic partners already.

Nick Clayton: Right. And you know on that piece I mean we’ve talked about the capital efficiency. But I’m just curious, José, you know, kind of how do your capital needs break down between, say, R&D and your production costs and things like that and moving forward?

Dr. José: Well, this company started, self-funded and we were kind of like, you know, under the radar, during the, I will say, the intense R&D process. So even though there is a continual R&D process moving forward, our capital deployment are more focused on commercialization. And this is kind of like, you know, part of my, my current mandate that is, is basically taking the company from an R&D focus to a commercialization focus.

We’re growing very, very fast in terms of support and also in diversifying within the same categories through, additional form factors.

So yeah, so, so he said, I will say this is, interesting to see you in a traditional R&D company usually will have 80% of their budget in R&D and around 20% in other categories. It’s almost like we are taking the company to the other way around.

Nick Clayton: Yeah. And so we’re moving forward, with, I assume you have different stages of rollouts and announcements you’re going to be able to make, as your book of contracts, goes up and all of those sorts of things. What do you expect to be sort of the biggest milestones for the company that investors should be keeping an eye on moving forward? In the future?

Dr. José: Well, I will say one of the biggest one is going to be, Q1, Q2 next year. And when we actually we are going to be able to see the, the revenue and we are going to be able to have, a forecast about how 2027 and the beginning of 2028 is going to look like in terms of revenue recognition and demand. I think that will be fundamental to understand the speed and the traction that the company have.

So we already are seeing an increase of the demand. But the more the more that we can forecast the revenue and the, the speed of that revenue, I think that is going to become very relevant for investors.

The other ones is going to be our ability to deploy, in other categories in the compute infrastructure as well.

Nowadays, where focus on servers, but in the compute infrastructure, you also have a store that you have switching, routing, and the like, and being able to cover other sub verticals in the compute infrastructure. I believe that also is going to become very, very important.

Nick Clayton: Yeah. Well, that kind of touches upon my next question, but I am just interested from your perspective, given, how fast some things are moving in this space. And when you’re thinking about sort of the next generation of your products, even, you know, beyond what you’re working on right now, what are some of the capabilities that you know, you think are achievable out there that you find really exciting?

Dr. José: Well, we are an applied quantum technology company. We’re specializing in photonics. And one of the things that is very exciting is if you think about this, photonics capabilities are already deployed worldwide. We have, fiber optic, optical cables everywhere, even satellite communications. They may have, a photonic component. So when you think in, in a future where you can upgrade or complement the current photonic capabilities with quantum photonics, that give you the possibility to piggyback in the current infrastructure and deploy decentralized and distributed quantum capabilities worldwide.

So instead of having, a monolithic, classical, architecture, when a quantum device is in a data center and you need to access that through the cloud, the vision will be that the quantum capabilities are very close to you, very similar to what in silicon nowadays is called the edge or the fog, you know, is not the cloud is the fog that is close to you.

We believe that the quantum, actually should follow that kind of architecture. It doesn’t make sense to build quantum capabilities that are far from the workload. And one of the ways to do that is doing through photonics. This company has a roadmap that is involved four phases using photonics, deploying these kind of devices, interconnecting them to create that kind of capabilities, in our projections, as early as 2030.

About EigenQ

EigenQ is an applied quantum technology company building the trusted infrastructure for the Quantum Era. Headquartered in Texas, USA, the Company develops and commercializes foundational technologies across quantum security, communications, networking, and sensing - helping public and private sectors globally prepare for a future shaped by quantum computing and AI.

Working alongside a global ecosystem of OEMs, technology partners, and industry leaders, EigenQ today delivers deployable, market-ready solutions that combine post-quantum cryptography, quantum-derived entropy, hardware-rooted trust, secure identity, and cryptographic agility to strengthen existing digital infrastructure.

EigenQ has entered into a definitive business combination agreement (the “Business Combination Agreement”) with Silicon Valley Acquisition Corp. (Nasdaq: SVAQ) (“SVAQ”). Upon completion of the transactions contemplated by the Business Combination Agreement (the “Business Combination”), the combined company is expected to trade on the Nasdaq Global Market under the ticker symbol “EIGQ,” subject to shareholder approval, regulatory approvals, and other customary closing conditions.

For more information, visit www.EigenQ.com.

About Silicon Valley Acquisition Corp.

Silicon Valley Acquisition Corp. (Nasdaq: SVAQ) is a publicly traded special purpose acquisition company organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses.

For more information, visit https://svacquisitioncorp.com.

Important Information About the Proposed Business Combination and Where to Find It

The proposed Business Combination will be submitted to the shareholders of SVAQ for their consideration. A registration statement on Form S-4 (as may be amended, the “Registration Statement”) is expected to be filed with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to SVAQ’s shareholders in connection with SVAQ’s solicitation for proxies for the vote by SVAQ’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the securities to be issued in connection with the completion of the proposed Business Combination. After the Registration Statement has been filed and declared effective by the SEC, SVAQ will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination.

SVAQ’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus in connection with SVAQ’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed Business Combination, because these documents will contain important information about SVAQ, EigenQ and the proposed Business Combination. This press release does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. SVAQ and EigenQ may also file other documents with the Securities and Exchange Commission (the “SEC”) regarding the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by SVAQ, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Silicon Valley Acquisition Corp., 228 Hamilton Avenue, 3rd Floor, Palo Alto, CA 94301.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the proposed Business Combination and the parties thereto. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the proposed Business Combination between SVAQ and EigenQ; the anticipated benefits and timing of the proposed Business Combination; expected trading of the combined company’s securities on Nasdaq; the combined company’s future financial performance; the ability of the combined company to execute its business strategy, its market opportunity and positioning; and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of EigenQ’s and SVAQ’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of EigenQ and SVAQ. These forward-looking statements are subject to a number of risks and uncertainties, including (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against EigenQ or SVAQ, the combined company or others following the announcement of the proposed Business Combination; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the shareholders of EigenQ or SVAQ or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of EigenQ as a result of the announcement and consummation of the proposed Business Combination; (7) EigenQ’s ability to scale and grow its business, and the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) risks that the Business Combination disrupts current plans and operations of EigenQ; (9) the ability to implement business plans, forecasts, identify and realize additional opportunities, and other expectations; (10) political, social or economic instability in the emerging markets, including the Middle East, and other countries in which EigenQ, the post-combination company, relevant OEMs and other channel participants and customers of some or all of the foregoing operate or plan to operate; (11) risks relating to product development and commercialization timing, OEM integration, customer adoption and strategic partnerships; (12) EigenQ’s ability to maintain and recognize benefits from its existing strategic relationships; (13) costs related to the proposed Business Combination; (14) changes in applicable laws or regulations; (15) changes in government mandates, requirements and standards as they relate to quantum security and infrastructure; (16) EigenQ’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; (17) any downturn or volatility in economic conditions; (18) changes in the competitive environment affecting EigenQ or its customers, including EigenQ’s inability to introduce new products or technologies; (19) the impact of pricing pressure and erosion; (20) supply chain risks; (21) risks to EigenQ’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against EigenQ; (22) the possibility that EigenQ or SVAQ may be adversely affected by other economic, business and/or competitive factors; (23) EigenQ’s estimates of its financial performance; (24) risks related to the fact that SVAQ is incorporated in the Cayman Islands and governed by Cayman Islands law; (25) and those factors discussed in SVAQ’s Annual Report on Form 10-K filed with the SEC on March 31, 2026, under the heading “Risk Factors,” and subsequent Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus, or other documents that will be filed with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither EigenQ nor SVAQ presently knows or that EigenQ and SVAQ currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect EigenQ’s and SVAQ’s expectations, plans or forecasts of future events and views as of the date of this press release. EigenQ and SVAQ anticipate that subsequent events and developments will cause EigenQ’s and SVAQ’s assessments to change. However, while EigenQ and SVAQ may elect to update these forward-looking statements at some point in the future, EigenQ and SVAQ specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing EigenQ’s and SVAQ’s assessments as of any date after the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Participants in Solicitation

SVAQ, EigenQ and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from SVAQ’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SVAQ’s shareholders in connection with the proposed Business Combination will be set forth in SVAQ’s proxy statement/prospectus when it is filed with the SEC. You can find more information about SVAQ’s directors and executive officers in SVAQ’s Annual Report on Form 10-K filed with the SEC on March 31, 2026. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

MEDIA CONTACTS

EigenQ Media Relations
Contact@EigenQ.com

EigenQ Investor Relations
IR@EigenQ.com

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